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                               December 27, 2023

       Jessica Billingsley
       Chief Executive Officer
       Akerna Corp.
       1550 Larimer Street #246
       Denver, Colorado 80202

                                                        Re: Akerna Corp.
                                                            Amendment No. 4 to
                                                            Registration
Statement on Form S-4
                                                            Filed December 11,
2023
                                                            File No. 333-271857

       Dear Jessica Billingsley:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 20, 2023 letter.

       Amendment to Form S-4 filed December 11, 2023

       The Transactions
       Material U.S. Federal Income Tax Consequences of the Merger Tax Treatment of Gryphon Stockholders in the Merger, page 114

   1. Please refer to the disclosure here and in the summary and Q&A sections that "Ellenoff
                                                        Grossman & Schole LLP,
counsel to Gryphon, has delivered an opinion to Gryphon that, on the basis of certain
representations made by Akerna and Gryphon, and subject to
                                                        certain assumptions set
forth therein, the Merger will qualify as a 'reorganization' within the meaning of Section
368(a) of the Code" and revise to clarify, if true, that these "certain representations made by
Akerna and Gryphon" are factual representations. Refer to the
                                                        SEC   s Division of
Corporate Finance Staff Legal Bulletin 19.
 Jessica Billingsley
Akerna Corp.
December 27, 2023
Page 2
Akerna Corp.
Notes to Condensed Consolidated Financial Statements
Note 2 - Basis of Presentation and Summary of Significant Accounting Policies Going Concern and Managements Liquidity Plans, page F-54

2. You disclose that Nasdaq granted you an extension for any delisting or suspension until January 31, 2023 to regain compliance by completing the Sale Transaction and the
         Merger. Please confirm whether the extension is through January 31, 2024, and revise accordingly throughout the document.
Gryphon Digital Mining, Inc
Notes to Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021
Note 1 - Organization and Summary of Significant Accounting Policies Cryptocurrency Mining, page F-80

3. We are continuing to evaluate your response to our prior comment 5 and may have additional comments.
Cost of Revenues, page F-85

4. We acknowledge your response to comment 6 and your revised disclosure on pages F-85 and F-122 that you account for transaction fees paid to the mining pool operator as a reduction of the transaction price. However, we note that you still disclose on pages 256,
         F-85 and F-122 that mining pool fees are a component of cost of revenues. Please reconcile these statements for us, and revise your disclosure for consistency.
Part II
Exhibit Index
Exhibit 8.1, page II-4

5. Please have tax counsel revise their consent in the final paragraph to state that counsel
FirstName LastNameJessica Billingsley
       also consents to the prospectus discussion of their opinion and to being named in the
Comapany    NameAkerna
       registration       Corp.Refer to Securities Act Rule 436 and Section IV
of the SEC   s
                    statement.
       Division
December         of Corporate
           27, 2023  Page 2 Finance Staff Legal Bulletin 19.
FirstName LastName
 Jessica Billingsley
FirstName   LastNameJessica Billingsley
Akerna Corp.
Comapany27,
December    NameAkerna
               2023     Corp.
December
Page  3    27, 2023 Page 3
FirstName LastName
       Please contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:      Jason K. Brenkert, Esq.